Exhibit 99.1

GOLDEN SUN TECHNOLOGY GROUP LIMITED

Notice of 2026 Extraordinary General Meeting of Holders of Class A Ordinary Shares

To Be Held on November 23, 2026, at 9:00 A.M. Beijing Time

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting of the holders of the class A Ordinary Shares (the “Class A Meeting”) of Golden Sun Technology Group Limited (the “Company”) will be held at 3rd Floor, Building C, Taian Building, No. 554 Chezhan Avenue, Lucheng District, Wenzhou, Zhejiang Province, People’s Republic of China, on November 23, 2026, at 9:00 a.m. Beijing Time. Registered shareholders of Class A Ordinary Shares, as well as duly appointed proxyholders, will be able to attend, participate and vote at the Class A Meeting. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held for the purposes of considering, and if thought fit, approving the following resolutions:

1.      Class B Variation

“It is resolved, as a special resolution in accordance with Article 2.8 of the Company’s amended and restated memorandum and articles of association, that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from fifty (50) votes to one hundred (100) votes for each Class B Ordinary Share they hold, is approved.”

2.      Adjournment

“It is resolved, as an ordinary resolution, to adjourn the Class A Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the Class A Meeting.”

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” each of the Proposals.

The Board of Directors has fixed the close of business on October 20, 2026 as the record date (the “Record Date”) for determining the shareholders of Class A Ordinary Shares entitled to receive notice of and to vote at the Class A Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Class A Meeting or any adjournment thereof. The holders of Class A Ordinary Shares entitled to vote and present in person or by proxy or (in the case of a corporate shareholder) by their duly authorized representative, representing not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the Class A Meeting shall form a quorum. The notice of the Class A Meeting, the proxy statement, and the proxy card will be first sent or made available to shareholders on or about October 28, 2026.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Class A Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and submit it (i) online at www.Transhare.com (click on “Vote Your Proxy” and enter your control number), (ii) by email to Proxy@Transhare.com, (iii) by fax to 1-727-269-5616, or (iv) by mail to: Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

If voting by mail, for the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Class A Meeting or any adjournment of the Class A Meeting. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

By Order of the Board of Directors,
/s/ Xueyuan Weng
Xueyuan Weng
Co-Chief Executive Officer, Director, and Chairman of the Board of Directors

Shanghai, China

October 20, 2026

GOLDEN SUN TECHNOLOGY GROUP LIMITED

Extraordinary General Meeting of Holders of Class A Ordinary Shares

November 23, 2026

9:00 A.M. Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Golden Sun Technology Group Limited (the “Company”) is soliciting proxies for the Extraordinary General Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”) of the Company to be held on November 23, 2026 at 9:00 a.m. Beijing Time. The Company will hold the Meeting at 3rd Floor, Building C, Taian Building, No. 554 Chezhan Avenue, Lucheng District, Wenzhou, Zhejiang Province, People’s Republic of China. Shareholders of Class A Ordinary Shares will have equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Class A Meeting in real time. Beneficial shareholders who hold their class A ordinary shares (the “Class A Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Class A Meeting.

Only holders of the Class A Ordinary Shares of the Company of record at the close of business on October 20, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more members holding Class A Ordinary Shares that represent not less than one-third (1/3) of the outstanding Class A Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder of Class A Ordinary Shares entitled to attend and vote at the Class A Meeting is entitled to appoint one or more proxies to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Class A Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

At the Class A Meeting, the following resolutions will be proposed:

Proposal 1 — Class B Variation

“It is resolved, as a special resolution in accordance with Article 2.8 of the Company’s amended and restated memorandum and articles of association, that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from fifty (50) votes to one hundred (100) votes for each Class B Ordinary Share they hold, is approved.”

Proposal 2 — Adjournment

“It is resolved, as an ordinary resolution, to adjourn the Class A Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the Class A Meeting.”

The Board of Directors recommends a vote “FOR” both Proposals No. 1 and No. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Holders of Class A Ordinary Shares entitled to vote at the Class A Meeting may do so at the Class A Meeting. Shareholders who are unable to attend the Class A Meeting or any adjournment thereof and who wish to ensure that their Class A Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out therein and in this proxy statement and submit it (i) online at www.Transhare.com (click on “Vote Your Proxy” and enter your control number), (ii) by email to Proxy@Transhare.com, (iii) by fax to 1-727-269-5616, or (iv) by mail to: Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

PROPOSAL NO. 1

CLASS B VARIATION

The Board of Directors believes that it is in the best interest of the Company and its shareholders, and is hereby soliciting the approval of the holders of Class A Ordinary Shares, to effect the Class B Variation, being an increase in the number of votes that holders of Class B Ordinary Shares are entitled to cast on a poll from fifty (50) votes for each Class B Ordinary Share held to one hundred (100) votes for each Class B Ordinary Share held.

Article 2.8 of the Company’s amended and restated memorandum and articles of association (“Article 2.8”) provides that the rights attaching to a class of shares may only be varied if (a) the members holding not less than two-thirds of the issued shares of that class consent in writing to the variation, or (b) the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the members holding the issued shares of that class. The Class A Meeting is being convened, among other things, for the holders of Class A Ordinary Shares to consider and, if thought fit, approve the Class B Variation by Special Resolution for the purposes of Article 2.8. The sole holder of Class B Ordinary Shares has consented in writing to the Class B Variation for the purposes of Article 2.8 on October 20 2026.

Vote Required to Approve Proposal No. 1

The Class B Variation must be approved by Special Resolution, which requires the affirmative vote of not less than two-thirds (2/3) of the votes cast at the Class A Meeting by the holders of Class A Ordinary Shares present in person or represented by proxy and entitled to vote at the Class A Meeting. Abstentions and broker non-votes will have no effect on the result of the vote.

Resolution

The Board of Directors proposes to solicit the approval of the holders of Class A Ordinary Shares to the Class B Variation by Special Resolution for the purposes of Article 2.8. The resolution to be put to the holders of Class A Ordinary Shares to consider and to vote upon at the Class A Meeting is the following:

“It is resolved, as a special resolution in accordance with Article 2.8, that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from fifty (50) votes to one hundred (100) votes for each Class B Ordinary Share they hold, is approved.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE CLASS B VARIATION.

PROPOSAL NO. 2

ADJOURNMENT

The Board of Directors proposes that the Class A Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the Class A Meeting.

Vote Required to Approve Proposal No. 2

The proposal will be approved only if a simple majority of the total votes duly cast in person or by proxy at the Class A Meeting by the holders of Class A Ordinary Shares entitled to vote, vote “FOR” the proposal, assuming a quorum is attained. Abstentions and broker non-votes will have no effect on the result of the vote.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the Class A Meeting in relation to adjournment of the Class A Meeting is:

“It is resolved, as an ordinary resolution, to adjourn the Class A Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the Class A Meeting.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Class A Meeting.

By order of the Board of Directors
October 20, 2026	/s/ Xueyuan Weng
Xueyuan Weng
Co-Chief Executive Officer, Director, and Chairman of the Board of Directors